

September 29, 2011

Via E-Mail
Mr. Alan J. Haughie
Chief Financial Officer
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, Michigan 48033

  Re: Federal-Mogul Corporation
     Form 10-K for the year ended December 31, 2010
     Filed February 23, 2011
     File No. 001-34029

Dear Mr. Haughie:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

1. We note your current disclosures in this section as well as Note 5 regarding the fact that even though your interest rate swaps reduce the Company's overall interest rate risk, due to the remaining outstanding borrowings on the Company's Debt Facilities and other borrowing facilities that continue to have variable interest rates, management believes that interest rate risk to the Company could be material if there are significant adverse changes in interest rates. However, we do not believe that your disclosures in this section related to interest rate risk comply with the requirements of Item 305 of Regulation S-K. Please revise these disclosures in future filings so that they comply with one of the suggested formats outlined in Item 305 (a) (1) (ii) of Regulation S-K.

Notes to the Financial Statements
General

2. From the disclosures on page 16 of Form 10-K for the year ended December 31, 2010, we note that Icahn Sourcing LLC ("Icahn Sourcing") is an entity formed and controlled by Carl C. Icahn, the Chairman of the Company's Board, and majority shareholder, in order to leverage the potential buying power of a group of entities with which Mr. Icahn either owns or otherwise has a relationship in negotiating with a wide range of suppliers of goods, services, and tangible and intangible property. The Company is a member of the buying group and, as such, is afforded the opportunity to purchase goods, services and property from vendors with whom Icahn Sourcing has negotiated rates and terms. Icahn Sourcing does not guarantee that the Company will purchase any goods, services or property from any such vendors, and the Company is under no obligation to do so. The Company does not pay Icahn Sourcing any fees or other amounts with respect to the buying group arrangement and Icahn Sourcing neither sells to nor buys from any member of the buying group. The Company has purchased a variety of goods and services as a member of the buying group at prices and on terms that it believes are more favorable than those which would be achieved on a stand-alone basis. Please revise future filings to disclose these related party transactions in the notes to your financial statements See guidance in ASC 850-10-50-1.

Note 10. Investments in Non-Consolidated Affiliates, page 82

3. We note from your statements of operations that it appears that your equity earnings of non-consolidated affiliates is greater than 10% of your income (loss) before income taxes in both years ended December 31, 2010 and 2009. Due to the significance of your investments, please revise future filings to include the disclosures required by Rule 4-08(g) and 1-02(bb) of Regulation S-X in the notes to the financial statements.

Note 13. Pensions and Other Postemployment Benefits, page 86

4. We note your disclosure that the cumulative result of the 2010 amendments to the US Welfare Benefit Plan and eliminations of certain other Post Employment benefits was a reduction in the APBO of $164 million, of which $135 million is being amortized over the average remaining service lives of active participants and the remaining $29 million resulted in curtailment gains. Please provide us details as to how the $29 million curtailment gain was calculated or determined. As part of your response, please tell us how you determined that $135 million was the appropriate amount to amortize over the average remaining service lives of active participants.

Note 14. Income Taxes, page 90

5. We note from your reconciliation of income taxes computed at the US statutory tax rate to the income tax (expense) benefit, that a large part of the rate differential in 2010 and

2009 is due to foreign operations. Please identify for us, and consider disclosing in future filings, the countries other than the United States in which you have derived income and which create this rate differential.

6. We note your disclosure that you did not record taxes on undistributed earnings of $659 million at December 31, 2010 since these earnings are considered to be permanently reinvested. We also note from your balance sheet that as of December 31, 2010 there is a significant amount of cash recorded on the balance sheet. If a significant amount of this cash on the balance sheet relates to cash held by foreign subsidiaries, please revise the liquidity section of MD&A to disclose the amount of cash and short term investments held by foreign subsidiaries; a statement that the company would need to accrue and pay taxes if repatriated; and a statement that the company does not intend to repatriate the funds.

Note 18. Stock-Based Compensation, page 96

7. We note from your disclosure of the key assumptions and related option-pricing models used by the Company, that at March 23, 2010 you valued both Plain Vanilla Options and Options Connected to Deferred Compensation. Please explain to us, and disclose in future filings, the difference between these two option categories and tell us how the plain vanilla options are accounted for as of March 23, 2010 and December 31, 2010. Also, please revise future filings to include the disclosures required by ASC 718-10-50-2(c) and (e) for all types of options. Additionally, please tell us why the options connected to deferred compensation were valued using the Monte Carlo model at December 31, 2009 and 2008 but were valued using the Black Scholes model as of March 23, 2010.

Note 21. Quarterly Financial Data (Unaudited), page 102

8. Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the restructuring and impairment charges during the year ended December 31, 2009 and the Venezuelan currency devaluation and curtailment gain in 2010. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan with any other questions at (202) 551-3601.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief